SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

WRIGHT MEDICAL GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98235T107

(CUSIP Number)

September 19, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98235T107	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON OEPW, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,213,519
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,213,519
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,213,519
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.69%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 39,404,443 shares outstanding as of July 25, 2011 based on the Issuer’s Form 10-Q filed July 29, 2011.

CUSIP No. 98235T107	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON One Equity Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,213,519
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,213,519
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,213,519
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.69%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 39,404,443 shares outstanding as of July 25, 2011 based on the Issuer’s Form 10-Q filed July 29, 2011.

CUSIP No. 98235T107	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON OEP General Partner IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,213,519
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,213,519
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,213,519
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.69%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Based on 39,404,443 shares outstanding as of July 25, 2011 based on the Issuer’s Form 10-Q filed July 29, 2011.

CUSIP No. 98235T107	13G	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON OEP Parent LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,213,519
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,213,519
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,213,519
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.69%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

[1]	Based on 39,404,443 shares outstanding as of July 25, 2011 based on the Issuer’s Form 10-Q filed July 29, 2011.

CUSIP No. 98235T107	13G	Page 6 of 8 Pages

Item 1	(a)	Name of Issuer:

Wright Medical Group, Inc. (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

5677 Airline Road, Arlington, TN 38002

Item 2	(a)	Name of Person Filing:

This Schedule 13G is being file by each of the following persons (each a “Reporting Person” and together, the “Reporting Persons”)

(i) OEPW, LLC

(ii) One Equity Partners IV, L.P.

(iii) OEP General Partner IV, L.P.

(iv) OEP Parent LLC

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The address of principal business office of each of the Reporting Persons is 320 Park Avenue, 18th Floor, New York, NY 10022.

Item 2	(c)	Citizenship:

OEPW, LLC is organized under the laws of the State of Delaware.

One Equity Partners IV, L.P. is organized under the laws of the Cayman Islands.

OEP General Partner IV, L.P. is organized under the laws of the Cayman Islands.

OEP Parent LLC is organized under the laws of the State of Delaware.

Item 2	(d)	Title of Class of Securities:

Common stock, par value $0.01 of the Issuer (the “Common Stock”)

Item 2	(e)	CUSIP Number:

98235T107

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐ A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

CUSIP No. 98235T107	13G	Page 7 of 8 Pages

Item 4	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned

4,213,519(1)

(b) Percent of class

10.69%(1)

(c) Number of shares to which person has

(i) sole power to vote or direct the vote

0

(ii) shared power to vote or direct the vote

4,213,519(1)

(iii) sole power to dispose or to direct disposition

0

(iv) shared power to dispose or to direct disposition

4,213,519(1)

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

Not Applicable

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1. Joint Filing Agreement.

(1)	OEPW, LLC is the record and beneficial owner of 4,213,519 shares of Common Stock. The sole member of OEPW, LLC is One Equity Partners IV, L.P. The sole general partner of One Equity Partners IV, L.P. is OEP General Partner IV, L.P. The sole general partner of OEP General Partner IV, L.P is OEP Parent LLC. One Equity Partners IV, L.P., OEP General Partner IV, L.P. and OEP Parent LLC, as parents and control persons of OEPW, LLC, may be deemed to be indirect beneficial owners of such 4,213,519 shares of Common Stock. However, each of One Equity Partners IV, L.P., OEP General Partner IV, L.P. and OEP Parent LLC disclaims beneficial ownership of such Common Stock.

CUSIP No. 98235T107	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

September 28, 2011

OEPW, LLC

By:	One Equity Partners IV, L.P., its Managing Member

By:	OEP General Partner IV, L.P., its General Partner

By:	OEP Parent LLC, its General Partner

/s/ Christian Ahrens
Name:	Christian Ahrens
Title:	Managing Director

ONE EQUITY PARTNERS IV, L.P.

By:	OEP General Partner IV, L.P., its General Partner

By:	OEP Parent LLC, its General Partner

/s/ Christian Ahrens
Name:	Christian Ahrens
Title:	Managing Director

OEP GENERAL PARTNER IV, L.P.

By: OEP Parent LLC, its General Partner

/s/ Christian Ahrens
Name:	Christian Ahrens
Title:	Managing Director

OEP PARENT LLC

/s/ Christian Ahrens
Name:	Christian Ahrens
Title:	Managing Director